

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2010

Martin Rivard
Chief Executive Officer
Richmont Mines, Inc.
161, Avenue Principale, Rouyn-Noranda
Quebec, Canada J9X 4P6

      Re: Richmont Mines, Inc.
             Form 20-F for the Fiscal Year Ended December 31, 2009
             Filed May 6, 2010
             File No. 1-14598

Dear Mr. Rivard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F

Risk Factors, page 5

1.   Please avoid statements that mitigate the risk you present. For example, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly. In addition, clauses that begin or precede "although" or "while" also require revision.

2.   Please revise the subheadings to your risk factors so that, rather than merely stating a fact, they disclose the risk to the company or an investor. Also, note that it is not sufficient to merely state that your business, operations, or revenues may be adversely affected.

3.   Please expand each risk factor to provide sufficient information so that an investor may understand the impact and magnitude of the risk being discussed. Discuss the specific risk presented to your business or results of operations rather than a general statement state that your business, operations, or revenues may be adversely affected.

Liquidity and Capital Resources, page 71

4.   Please include a statement that your working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. If you do not have sufficient capital for the next twelve months, quantify the amount of financing you will need and prioritize the types of activities you will be able to conduct depending on the amount of capital resources you are able to obtain.

5.   Please disclose your material commitments for capital expenditures as of the end of the latest financial year and an indication of the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments.

6.   Please expand the discussion of your liquidity and capital resources to address known trends, events, or uncertainties that are reasonably likely to have a material impact on your short-term or long-term liquidity.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Sean Donahue at (202) 551-3579, Michael Karney at (202) 551-3847, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director